Via Facsimile and U.S. Mail
Mail Stop 6010


October 19, 2005


Mr. J.P. Garnier
Chief Executive Officer
GlaxoSmithKline PLC
980 Great West Road
Brentford, Middlesex
TW8 9GS  England

      Re:	GlaxoSmithKline PLC
		Form 20-F for Fiscal Year Ended December 31, 2004
	            Filed March 8, 2005
		File No.  1-15170

Dear Mr. Garnier:

      We have reviewed your response letter dated September 1,
2005
to our comment letter dated July 22, 2005 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2004

Operating and Financial Review and Prospects
Taxation, page 68
1. We have considered your response to comment 1 and continue to believe that disclosures required by GAAP should be made. With regard to the IRS matter totaling $7.6 billion, it does not appear that you have provided the disclosure required by paragraph 10 of FAS
5.  Provide us revised proposed disclosure.


Contractual Obligations and Commitments, page 72
2. Because this table is aimed at increasing transparency of cash flow, we believe that registrants should include scheduled interest payments in the table. We note you show scheduled debt payments out to the 5 years+ category. If you have the intent and ability to repay all debt and avoid the interest payments, as you indicate in response 8, you should show the required cash flow for repayment of debt in the table in year 1. Interest should be included in the table for debt remaining outstanding for purposes of the table. Tell us how you plan to comply with this comment.

Intangible Assets, page 144
3. With regard to response 9, we continue to believe that your proposed disclosure is not adequate for the significance of the asset. "The majority of the value" could be interpreted differently.
Further, your proposed disclosure does not allow an investor to understand the individual significance of, for example, Avandia, Paxil, Augmentin and Coreg. Please provide us, expanded proposed disclosure that disaggregates intangible assets under US GAAP.
*    *    *    *

      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your response to our comments. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-
3614
if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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J.P. Garnier
GlaxoSmithKline PLC
October 19, 2005
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